SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                             US Airways Group, Inc.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share

           (Upon Conversion of Series F Cumulative Convertible Senior
               Preferred Stock, Series T-1 Cumulative Convertible
               Exchangeable Senior Preferred Stock and Series T-2
           Cumulative Convertible Exchangeable Senior Preferred Stock)
                         (Title of Class of Securities)


                                   911905 10 7
                                 (CUSIP Number)


Paul Jasinski                                        Benjamin F. Stapleton
British Airways Plc                                  Sullivan & Cromwell
75-20 Astoria Boulevard                              125 Broad Street
Jackson Heights, New York  11370                     New York, New York  10004
(718) 397-4250                                       (212) 558-3740

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 19, 1997
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP NO.  911905 10 7
------------------------
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BritAir Acquisition Corp. Inc.
         IRS Identification No. 521578385
--------------------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC, AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

  NUMBER OF       30,000 shares of Series F Cumulative
    SHARES        Convertible Senior Preferred Stock, 152.1
                  shares of Series T-1 Cumulative Convertible
                  Exchangeable Senior Preferred Stock and
                  9,919.8 shares of Series T-2 Cumulative
                  Convertible Exchangeable Senior Preferred
                  Stock
                  -------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          -------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON         30,000 shares of Series F Cumulative
    WITH          Convertible Senior Preferred Stock, 152.1
                  shares of Series T-1 Cumulative Convertible
                  Exchangeable Senior Preferred Stock and
                  9,919.8 shares of Series T-2 Cumulative
                  Convertible Exchangeable Senior Preferred
                  Stock

                  -------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         30,000 shares of Series F Cumulative Convertible Senior
         Preferred Stock, 152.1 shares of Series T-1 Cumulative
         Convertible Exchangeable Senior Preferred Stock and
         9,919.8 shares of Series T-2 Cumulative Convertible
         Exchangeable Senior Preferred Stock
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.0% of Common Stock (assuming conversion of Series F Cumulative Convertible Senior Preferred Stock, Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and Series T-2 Cumulative Convertible Exchangeable Series Preferred Stock)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         British Airways Plc
         IRS Identification No. 131546240

--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

  NUMBER OF       30,000 shares of Series F Cumulative
    SHARES        Convertible Senior Preferred Stock, 152.1
                  shares of Series T-1 Cumulative Convertible
                  Exchangeable Senior Preferred Stock and
                  9,919.8 shares of Series T-2 Cumulative
                  Convertible Exchangeable Senior Preferred
                  Stock (all of the foregoing indirectly
                  through Britair Acquisition Corp. Inc.)
                  -------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                 -0-
    EACH          -------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON         30,000 shares of Series F Cumulative
    WITH          Convertible Senior Preferred Stock, 152.1
                  shares of Series T-1 Cumulative Convertible
                  Exchangeable Senior Preferred Stock and
                  9,919.8 shares of Series T-2 Cumulative
                  Convertible Exchangeable Senior Preferred
                  Stock (all of the foregoing indirectly
                  through Britair Acquisition Corp. Inc.)
                  -------------------------------------------
                  10.      SHARED DISPOSITIVE POWER

                           -0-

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         30,000 shares of Series F Cumulative Convertible Senior Preferred Stock, 152.1 shares of Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and 9,919.8 shares of Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (all of the foregoing indirectly through Britair Acquisition Corp. Inc.)

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.0% of Common Stock (assuming conversion of Series F Cumulative Convertible Senior Preferred Stock, Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock and Series T-2 Cumulative Convertible Exchangeable Series Preferred Stock)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Statement relates to the common stock, par value $1.00 per share, of US Airways Group, Inc. ("US Airways"), Crystal Park Four, 2345 Crystal Drive, Arlington, Virginia 22227 (the "Common Stock"), which is issuable upon conversion of the Series F Cumulative Convertible Senior Preferred Stock, no par value (the "Series F Preferred Stock"), the Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock, no par value (the "Series T-1 Preferred Stock") and the Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (the "Series T-2 Preferred Stock").

Item 4.  Purpose of Transaction

         On May 19, 1997, US Airways sent a letter (attached hereto as Exhibit
1) to BA giving notice of its exercise ("Notice of Exercise") of a right of first offer to repurchase from BA 9,919.8 shares of the Series T-2 Preferred Stock. On May 19, 1997, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among US Airways, BA, and BritAir Acquisition Corp. Inc. ("BritAir") (attached hereto as Exhibit 2), US Airways agreed to repurchase all 152.1 of the outstanding shares of the Series T-1 Preferred Stock and 1,940.6 shares of the Series F Preferred Stock. The purchase price for the Series T-1 and T-2 Preferred Stock is equivalent to $26.50 for each share of Common Stock into which such Preferred Stock is convertible and the purchase price for the Series F Preferred Stock is equivalent to $24.63 for each share of Common Stock into which such Preferred Stock is convertible. The terms of the purchased shares require US Airways to retire such shares. BA has agreed to convert its remaining 28,059.4 shares of the Series F Preferred Stock into Common Stock on or prior to June 3, 1997.

Item 5.  Interest in Securities of the Issuer

         (a) BritAir, a wholly owned subsidiary of BA, directly owns 30,000 shares of the Series F Preferred Stock, 152.1 shares of the Series T-1 Preferred Stock and 9,919.8 shares of the Series T-2 Preferred Stock. Subject to restrictions on foreign ownership of U.S. airlines, the 30,000 shares of the Series F Preferred Stock held by BritAir are convertible into 15,458,851 shares of Common Stock, the 152.1 shares of the Series T-1 Preferred Stock are convertible into 74,195 shares of Common Stock and the 9,919.8 shares of the Series T-2 Preferred stock are convertible into 3,757,500 shares of Common Stock. Collectively, the total of such shares of Common Stock is equal to approximately 23.0%* of the total number of shares of Common Stock of US
Airways outstanding (assuming conversion of the Series F, T-1 and T-2 Preferred Stock).

         (b) BritAir has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, the shares of Series F Preferred Stock, the Series T-1 Preferred Stock and the Series T-2 Preferred Stock owned by it.

         (c) Not applicable.

         (d) No person other than BritAir has and, prior to the consummation of the purchases by US Airways contemplated by the Exercise Notice and the Stock Purchase Agreement, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series F Preferred Stock, the Series T-1 Preferred Stock or the Series T-2 Preferred Stock beneficially owned by BritAir.

         (e) Not applicable.

Item 7.  Material to be filed as Exhibits

         1. Letter, dated May 19, 1997, from Lawrence M. Nagin to BA.


--------

* Based on the number of shares of common stock of US Airways outstanding as of March 24, 1997 as disclosed in US Airways' Proxy Statement relating to its Annual Meeting of Stockholders for 1997 (filed on March 31, 1997).

         2. Stock Purchase Agreement, dated May 19, 1997, by and among US Airways, BA, and BritAir.

                                   SIGNATURES

         Each of the undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                        BRITISH AIRWAYS PLC


                                        By /s/ R.D.A. Galbraith
                                             R.D.A. Galbraith



                                        BRITAIR ACQUISITION CORP. INC.


                                        By /s/ Paul Jasinski
                                             Paul Jasinski


Dated:  May 19, 1997

                                  EXHIBIT INDEX


                                                                   Page on which
                                                                 Exhibit appears


Ex-99.1.          1.       Letter, dated May 19, 1997, from Lawrence M.
                           Nagin to BA.

Ex-99.2.          2.       Stock Purchase Agreement, dated May 19, 1997,
                           by and among US Airways, BA, and BritAir.